UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: August 30, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Basel III Pillar 3 disclosure for first half 2013 of UBS AG, which appears immediately following this page.

Basel III Pillar 3 First Half 2013 Report

Our Basel III Pillar 3

disclosure for first half 2013.

Contents

4 Introduction

4 Table 1: Overview of disclosures
5 Risk exposure measures and derivation of risk-weighted assets
5 Scope of regulatory consolidation

6 Risk-weighted assets

6 Table 2: Detailed segmentation of BIS Basel III risk-weighted assets (phase-in)

7 Credit risk

7 Table 3: Credit risk exposures and RWA
8 Table 4: Regulatory gross credit exposure by geographical region
8 Table 5: Regulatory gross credit exposure by counterparty type
9 Table 6: Regulatory gross credit exposure by residual contractual maturity
10 Table 7: Derivation of regulatory net credit exposure
11 Table 8: Regulatory gross credit exposure covered by guarantees and credit derivatives

11 Advanced internal ratings-based approach

11 Table 9: Advanced IRB approach: Regulatory net credit exposure by internal UBS ratings
12 Table 10: Advanced IRB approach: Regulatory net exposure-weighted average loss given default by internal UBS ratings
12 Table 11: Advanced IRB approach: Regulatory net exposure-weighted average risk weight by internal UBS ratings

12 Standardized approach

13 Table 12: Regulatory gross and net credit exposure by risk weight under the standardized approach
13 Table 13: Eligible financial collateral recognized under the standardized approach

14 Impairment, default and credit loss

14 Table 14: Impaired assets by region
14 Table 15: Impaired assets by exposure segment
15 Table 16: Changes in allowances, provisions and specific credit valuation adjustments
15 Table 17: Total expected loss and actual credit loss

16 Other credit risk information

16 Table 18: Credit exposure of derivative instruments
17 Table 19: Credit derivatives
17 Table 20: Credit derivatives by counterparty

18 Equity instruments in the banking book

18 Table 21: Equity instruments in the banking book

19 Market risk

19 Table 22: Group: Regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center
19 Table 23: Group: Regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by risk type
20 Table 24: Group: Regulatory backtesting value-at-risk (1-day, 99% confidence, 5 years of historical data)

20 Backtesting

20 Chart 1: Group: development of backtesting VaR
20 Chart 2: Investment Bank and Corporate Center daily revenues distribution

21 Stressed value-at-risk

21 Table 25: Group: Stressed value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center
21 Table 26: Group: Stressed value-at-risk (10-day, 99% confidence, 5 years of historical data) by risk type

22 Incremental risk charge

22 Table 27: Group: Incremental risk charge by business division and Corporate Center

23 Comprehensive risk charge

23 Table 28: Group: Comprehensive risk charge

24 Securitization

24 Objectives, roles and involvement

25 Securitization in the banking and trading book

26 Table 29: Securitization activity for the period in the banking book
27 Table 30: Securitization activity for the period in the trading book
28 Table 31: Outstanding securitized exposures
29 Table 32: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book
29 Table 33: Exposures intended to be securitized in the banking and trading book
30 Table 34: Securitization positions retained or purchased in the banking book
30 Table 35: Securitization positions retained or purchased in the trading book
31 Table 36: Capital requirement for securitization / re-securitization positions retained or purchased in the banking book
31 Securitization exposures to be deducted from BIS tier 1 capital
31 Securitization exposures subject to early amortization in the banking and trading book
31 Table 37: Re-securitization positions retained or purchased in the banking book
32 Table 38: Re-securitization positions retained or purchased in the trading book
32 Table 39: Aggregated amount of securitized exposures subject to the market risk approach
33 Table 40: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk
33 Table 41: Securitization positions and capital requirement for trading book positions subject to the securitization framework
34 Table 42: Capital requirement for securitization positions related to correlation products

35 Composition of capital

36 Table 43: Reconciliation balance sheet
37 Table 44: Composition of capital

40 Information sources

Corporate calendar

Publication of the third quarter 2013 report

Tuesday, 29 October 2013

Publication of the fourth quarter 2013 report

Tuesday, 4 February 2014

Publication of the first quarter 2014 report

Tuesday, 6 May 2014

Annual General Meeting

Wednesday, 7 May 2014

Contacts

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For all general queries.

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www.ubs.com/contact

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UBS AG, Investor Relations

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Switzerland

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www.ubs.com/investors

Hotline +41-44-234 4100

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mediarelations@ubs.com

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The Company Secretary receives queries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company

Secretary

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Switzerland

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Hotline +41-44-235 6202

Fax +41-44-235 3154

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary’s office, is responsible for the registration of the global registered shares.

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Switzerland

sh-shareholder-services@ubs.com

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Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Language: English

© UBS 2013. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction

This report provides our BIS Basel III Pillar 3 information as of 30 June 2013 for UBS Group to the extent that required Pillar 3 disclosures were not provided in the first and second quarter 2013 reports. The corresponding disclosures published in our Annual Report 2012 were calculated in accordance with Basel 2.5. This report also contains our new Pillar 3 “Composition of capital” disclosure in accordance with requirements introduced under Basel III.

The capital adequacy framework consists of three pillars, each of which focuses on a different aspect of capital adequacy. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 aims to encourage market discipline by requiring banks to publish a range of disclosures, mainly on risk and capital.

The Basel III framework was introduced by the Basel Committee on Banking Supervision in the years 2010 and 2011, mainly in response to the 2007 to 2009 financial crisis. In Switzerland, the Bank for International Settlements (BIS) Basel III framework came into effect on 1 January 2013.

This report is based on phase-in rules under the BIS Basel III framework, as implemented by the revised Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and required by the Swiss Financial Market Supervisory Authority (FINMA) regulation. In addition, systemically relevant banks (SRB) in Switzerland (currently UBS and Credit Suisse) are required to comply with Swiss SRB-specific rules. The Swiss SRB Basel III transition rules are in line with the BIS Basel III transition rules, except for differences in the recognition of phase-out capital and other tier 2 capital.

è	Refer to the “Basel III / ‘too-big-to-fail’ at a glance” section of our Annual Report 2012 and the “Capital management” sections of our first and second quarter 2013 reports for more information

FINMA requires us to publish comprehensive quantitative and qualitative Pillar 3 disclosures at least annually, as well as an update of quantitative disclosures and any significant changes to qualitative information at least semi-annually.

Data provided as of 31 December 2012 and for other prior periods, where applicable, is based on Basel 2.5 throughout this report and therefore is not directly comparable with data as of 30 June 2013.

Table 1: Overview of disclosures

The following table provides an overview of our Pillar 3 disclosures in our Annual Report 2012, which were based on Basel 2.5. It also provides an overview of Pillar 3 disclosures in our second quarter 2013 report, where relevant.

Pillar 3 requirement	Disclosure in our Annual Report 2012 (based on Basel 2.5)	Disclosure in our second quarter 2013 report
Scope of consolidation	“Note1”, “Note 34” in the “Financial information” section and “Basel 2.5 Pillar 3” section
Capital structure	“Capital management” section	“Capital management” section
Capital adequacy	“Capital management” and “Basel 2.5 Pillar 3” sections	“Capital management” section
Risk management objectives, policies and methodologies (qualitative disclosures)	“Risk management and control” section
Credit risk	“Risk management and control” and “Basel 2.5 Pillar 3” sections	“Risk management and control” section
Equity instruments in the banking book	“Basel 2.5 Pillar 3” section
Market risk	“Risk management and control” and “Basel 2.5 Pillar 3” sections	“Risk management and control” section
Operational risk	“Risk management and control” section	“Risk management and control” section
Interest rate risk in the banking book	“Risk management and control” section	“Risk management and control” section
Securitization	“Basel 2.5 Pillar 3” section
Remuneration	“Compensation” section and “Note 31” in the “Financial information” section

Risk exposure measures and derivation of risk-weighted assets

Measures of risk exposure may differ depending on whether the exposures are calculated for financial accounting purposes under International Financial Reporting Standards (IFRS), for determining our regulatory capital or for internal management of the firm. Our Basel III Pillar 3 disclosures are generally based on measures of risk exposure used to calculate the regulatory capital required to underpin those risks.

The table below provides a more detailed summary of the approaches we use for the main risk categories for determining regulatory capital.

The naming conventions for the exposure segments used in the following tables are based on BIS rules and may differ from those under Swiss and EU regulations. For example, “sovereigns” under the BIS naming convention equate to what are termed “central governments and central banks” under the Swiss and EU regulations. Similarly, “banks” equate to “institutions” and “residential mortgages” equate to “claims secured on residential real estate.”

Our risk-weighted assets (RWA) are published according to the BIS Basel III framework, as implemented by the revised Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and required by the Swiss Financial Market Supervisory Authority (FINMA) regulation.

Scope of regulatory consolidation

Generally, the scope for consolidation when calculating regulatory capital requirements follows the IFRS consolidation rules for subsidiaries directly or indirectly controlled by UBS AG that are active in the banking and finance business, but excludes subsidiaries in other sectors. The most relevant UBS subsidiaries under the IFRS scope of consolidation and significant changes to such scope are presented in “Note 34 Significant subsidiaries and associates” in the “Financial information” section of our Annual Report 2012.

è	Refer to “Note 1” in the “Financial information” section of our Annual Report 2012 for more information

The main differences in the basis of consolidation for IFRS and regulatory capital purposes relate to the following entities, and apply regardless of our level of control as of 30 June 2013:

–	184 real estate and commercial companies and investment schemes which were not consolidated for regulatory capital purposes, but are risk-weighted.
–	8 insurance companies which were not consolidated for regulatory capital purposes, but fall under the threshold rules for deduction under Basel III.
–	2 joint ventures which were fully consolidated for regulatory capital purposes, and which were accounted for under the equity method for IFRS.
–	Securitization vehicles which were not consolidated for regulatory capital purposes but which were treated under the securitization framework.

Subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in the first half of 2013. 103 equity investments in entities which are not required to be consolidated under IFRS and the regulatory scope of consolidation. This category mainly covers infrastructure holdings and joint operations (for example settlement and clearing institutions, stock and financial futures exchanges). These entities fall under the threshold rules for deduction under Basel III.

Category	UBS approach
Credit risk	Under the advanced internal ratings-based approach applied for the majority of our businesses, credit risk weights are determined by reference to internal counterparty ratings and loss given default estimates. We use internal models, approved by FINMA, to measure the credit risk exposures to third parties on over-the-counter derivatives and repurchase-style transactions. Our disclosure includes the new BIS Basel III requirements for credit risk (e.g. stressed expected positive exposure, changes in the risk weighting of central counterparties, capital charge for credit valuation adjustments). For a subset of our credit portfolio, we apply the standardized approach, based on external ratings.
Securitization exposures	Securitization exposures in the banking book are assessed using the advanced internal ratings-based approach, applying risk weights based on external ratings. Securitization exposures in the trading book are assessed for their general market risk as well as for their specific risk. The capital charged for general market risk is determined by the VaR method, whereas the capital charge for specific risk is determined using the “comprehensive risk measure” method or the internal ratings-based approach applying risk weights based on external ratings.
Non-counterparty-related risk	Non-counterparty-related assets such as our premises, other properties and equipment require capital according to prescribed regulatory risk weights. Under the BIS Basel III framework this also includes deferred tax assets on temporary differences.
Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and non-delivery-versus-payment transactions under the BIS Basel III framework.
Equity instruments in the banking book	Simple risk weight method under the advanced internal ratings-based approach.
Market risk	Regulatory capital requirement is derived from our value-at-risk (VaR), which is approved by FINMA. It includes regulatory VaR, stressed VaR, an incremental risk charge and the comprehensive risk measure.
Operational risk	We have developed a model to quantify operational risk, which meets the regulatory capital standard under the advanced measurement approach and is approved by FINMA.

Risk-weighted assets

“Table 2: Detailed segmentation of BIS Basel III risk-weighted assets (phase-in)” provides a breakdown of our risk-weighted assets and includes the enhanced risk coverage for stricter market and counterparty credit risk requirements introduced through the implementation of Basel III. The table also shows the net exposure at default (EaD) per category for the current disclosure period, which forms the basis for the calculation of the risk-weighted assets. The new Basel III credit risk-related components “Credit valuation adjustment (CVA)” and

“Stressed expected positive exposure (EPE)” are disclosed separately in the table below, as is the net EaD and RWA for central counterparties (included in the “Corporates” exposure segment of other tables).

è	Refer to the “Capital management” section of our Annual Report 2012 and our first and second quarter 2013 reports for more information
è	Refer to the “Table 7: Derivation of regulatory net credit exposure” in this report for BIS exposure segment definitions

Table 2: Detailed segmentation of BIS Basel III risk-weighted assets (phase-in)

	30.6.13					31.12.12
	Net EaD		Basel III RWA (phase-in)			Basel 2.5 RWA
CHF million			Advanced IRB approach	Standardized approach	Total	Total
Credit risk	634,459		77,999	23,969	101,968	95,580

Sovereigns	158,433		1,699	302	2,001	3,427

Banks	76,565		15,682	1,917	17,599	10,737

Corporates	155,849		40,421	17,418	57,839	59,562

Central Counterparties	14,547			1,169	1,169	N/A

Retail	229,065		20,196	3,164	23,360	21,854

Residential mortgages	131,357		14,690	1,468	16,158	15,250

Lombard lending	93,496		4,745		4,745	4,111

Other retail	4,212		761	1,695	2,457	2,493

Credit valuation adjustment (CVA)			19,891	6,782	26,673	N/A

Stressed expected positive exposure (EPE)	20,754		6,545		6,545	N/A

Securitization / Re-securitization exposures[1]	15,802		14,369		14,369	7,136

Banking book exposures	13,834		12,033		12,033	5,497

Trading book exposures	1,968		2,336		2,336	1,639

Non-counterparty-related risk	18,426	[2]		12,839	12,839	6,248

Settlement risk (failed trades)	273		169	130	300	118

Equity instruments in the banking book[3]	1,714		5,717		5,717	2,972

Market risk			19,068		19,068	27,173

Value-at-risk (VaR)			3,478		3,478	5,686

Stressed value-at-risk (sVaR)			5,857		5,857	7,367

Incremental risk charge (IRC)			3,251		3,251	5,192

Comprehensive risk measure (CRM)			6,482		6,482	8,928

Operational risk[4]			55,147		55,147	53,277

Total	691,428		198,906	43,720	242,626	192,505

1  On 30 June 2013, CHF 2.5 billion of the securitization exposures for the option to acquire the SNB StabFund’s equity were deducted from capital and therefore did not generate RWA (on 31 December 2012, a total of CHF 2.9 billion of securitization exposures were deducted from capital, which included CHF 2.1 billion for the option to acquire the SNB StabFund’s equity).    2  In the “Basel 2.5 Pillar 3” section of our Annual Report 2012, the Basel 2.5 net EaD as of 31 December 2012 for our non-counterparty-related risk erroneously included balances from physical precious metal holdings. The correct 31 December 2012 net EaD excluding these exposures was CHF 16,727 billion. Basel 2.5 risk-weighted assets and capital numbers were not affected.    3  Simple risk weight method. Refer to “Table 21: Equity instruments in the banking book” for further details.    4  Advanced measurement approach.

Credit risk

The tables in this section provide details on the exposures used to determine the firm’s credit risk-related regulatory capital. The parameters applied under the advanced internal ratings-based approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section therefore differs from that disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from that required under IFRS.

è	Refer to “Note 29c Maximum exposure to credit risk and credit quality information” in the “Financial information” section of our Annual Report 2012 for more information

For the majority of our derivative exposures we determine our required regulatory capital by applying the effective expected positive exposure as defined in Annex 4 of the Basel II framework. For a small portion of the derivatives portfolio we instead apply the current exposure method based on the replacement value of derivatives in combination with a regulatory prescribed add-on.

The regulatory net credit exposure detailed in the tables in this section is shown as the regulatory exposure at default after applying collateral, netting and other eligible risk mitigants permitted by the relevant regulations. This section also presents information on impaired and defaulted assets by segmentation, consistent with the regulatory capital calculation.

Table 3: Credit risk exposures and RWA

This table shows the derivation of RWA from the regulatory gross credit exposure, broken down by major types of credit exposure according to classes of financial instruments.

	Exposure				Average regulatory risk weighting	RWA[1]
CHF million	Average regulatory gross credit exposure	Regulatory gross credit exposure	Less: regulatory credit risk offsets and adjustments	Regulatory net credit exposure
Cash and balances with central banks	73,153	79,053		79,053	0%	176

Due from banks	19,808	18,086	(6,580)	11,506	30%	3,396

Loans	279,626	287,345	(6,844)	280,502	15%	43,157

Financial assets designated at fair value	5,187	5,608	(1,786)	3,822	20%	758

Off-balance sheet	37,855	37,566	(101)	37,465	27%	9,989

Banking products	415,628	427,658	(15,310)	412,348	14%	57,477

Derivatives	63,097	65,822		65,822	27%	18,096

Cash collateral receivables on derivative instruments	9,190	16,866		16,866	28%	4,756

Securities financing	53,200	57,443		57,443	7%	4,248

Traded products	125,487	140,131		140,131	19%	27,099

Trading portfolio assets	6,693	6,063		6,063	75%	4,574

Financial investments available-for-sale[2]	64,652	62,832		62,832	2%	1,209

Accrued income and prepaid expenses	6,473	6,366	(58)	6,309	80%	5,016

Other assets	10,382	9,184	(2,408)	6,776	97%	6,594

Other products	88,200	84,446	(2,466)	81,980	21%	17,392

Total 30.6.13	629,315	652,235	(17,776)	634,459	16%	101,968

Total 31.12.12 (Basel 2.5)	627,142	584,963	(18,458)	566,505	17%	95,580

1 The derivation of RWA is based on the various credit risk parameters of the advanced IRB approach and the standardized approach, respectively.    2  Excludes equity positions.

Table 4: Regulatory gross credit exposure by geographical region

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by geographical regions. The geographical distribution is based on the legal domicile of the counterparty or issuer.

CHF million	Asia Pacific	Latin America	Middle East and Africa	North America	Switzerland	Rest of Europe	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks	6,242		6	43,759	19,715	9,333	79,053	79,053

Due from banks	5,380	134	118	3,127	659	8,666	18,086	11,506

Loans	19,211	5,510	4,279	67,099	165,217	26,029	287,345	280,502

Financial assets designated at fair value	2,033		279	1,759	155	1,382	5,608	3,822

Off-balance sheet	1,373	390	368	19,786	7,345	8,303	37,566	37,465

Banking products	34,239	6,034	5,049	135,531	193,091	53,713	427,658	412,348

Derivatives	6,863	900	541	18,021	5,263	34,235	65,822	65,822

Cash collateral receivables on derivative instruments	766	30	157	4,322	164	11,426	16,866	16,866

Securities financing	7,344	547	1,482	15,707	2,889	29,475	57,443	57,443

Traded products	14,972	1,477	2,181	38,050	8,315	75,136	140,131	140,131

Trading portfolio assets	2,260	126	40	1,882	94	1,660	6,063	6,063

Financial investments available-for-sale[1]	4,709	91	27	29,172	1,432	27,400	62,832	62,832

Accrued income and prepaid expenses	210	27	14	4,127	453	1,535	6,366	6,309

Other assets	439	164	22	2,883	4,442	1,232	9,184	6,776

Other products	7,619	409	104	38,065	6,421	31,828	84,446	81,980

Total 30.6.13	56,830	7,920	7,334	211,647	207,828	160,677	652,235	634,459

Total 31.12.12 (Basel 2.5)	41,690	6,798	6,564	194,557	210,112	125,242	584,963	566,505

1 Excludes equity positions.

Table 5: Regulatory gross credit exposure by counterparty type

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by counterparty type. The classification of counterparty type applied here is also used for the grouping of the balance sheet. The counterparty type is different from the BIS-defined exposure segments used in certain other tables in this section.

CHF million	Private individuals	Corporates[1]	Public entities (including sovereigns and central banks)	Banks and multilateral institutions	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks			78,422	632	79,053	79,053

Due from banks			640	17,446	18,086	11,506

Loans	180,298	102,760	4,287		287,345	280,502

Financial assets designated at fair value	2	4,507	55	1,044	5,608	3,822

Off-balance sheet	2,411	33,222	710	1,222	37,566	37,465

Banking products	182,712	140,489	84,114	20,343	427,658	412,348

Derivatives	2,684	25,735	8,492	28,911	65,822	65,822

Cash collateral receivables on derivative instruments	3	3,407	428	13,028	16,866	16,866

Securities financing	74	35,711	8,263	13,395	57,443	57,443

Traded products	2,761	64,853	17,183	55,334	140,131	140,131

Trading portfolio assets		4,615	1,109	339	6,063	6,063

Financial investments available-for-sale[2]		10,304	45,918	6,610	62,832	62,832

Accrued income and prepaid expenses	3,917	1,452	229	768	6,366	6,309

Other assets	1,206	6,610	240	1,127	9,184	6,776

Other products	5,123	22,981	47,497	8,845	84,446	81,980

Total 30.6.13	190,596	228,323	148,794	84,522	652,235	634,459

Total 31.12.12 (Basel 2.5)	182,867	213,037	135,228	53,830	584,963	566,505

1 Also includes non-bank financial institutions.    2  Excludes equity positions.

Table 6: Regulatory gross credit exposure by residual contractual maturity

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and also by residual contractual maturity, not taking into account any early redemption features.

CHF million	Due in 1 year or less	Due between 1 year and 5 years	Due over 5 years	Other (includes positions without an agreed contractual maturity)[1]	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks				79,053	79,053	79,053

Due from banks	3,823	193	25	14,044	18,086	11,506

Loans	100,279	70,536	38,515	78,016	287,345	280,502

Financial assets designated at fair value	673	4,276	539	120	5,608	3,822

Off-balance sheet	7,892	26,100	3,045	529	37,566	37,465

Banking products	112,668	101,104	42,124	171,762	427,658	412,348

Derivatives	31,749	11,639	18,284	4,151	65,822	65,822

Cash collateral receivables on derivative instruments	7,129	1,393	249	8,095	16,866	16,866

Securities financing	12,329	697		44,417	57,443	57,443

Traded products	51,207	13,729	18,533	56,662	140,131	140,131

Trading portfolio assets	2,556	2,371	1,127	10	6,063	6,063

Financial investments available-for-sale[2]	39,640	16,587	6,586	19	62,832	62,832

Accrued income and prepaid expenses				6,366	6,366	6,309

Other assets				9,184	9,184	6,776

Other products	42,196	18,958	7,713	15,579	84,446	81,980

Total 30.6.13	206,071	133,792	68,369	244,002	652,235	634,459

Total 31.12.12 (Basel 2.5)	176,125	136,625	70,391	201,822	584,963	566,505

1 For example, loans without a fixed term and cash collateral receivables on derivative instruments, on which notice of termination has not been given.    2  Excludes equity positions.

Table 7: Derivation of regulatory net credit exposure

This table provides a derivation of the regulatory net credit exposure from the regulatory gross credit exposure according to the advanced internal ratings-based approach and the standardized approach. The table also provides a breakdown according to BIS-defined exposure segments as follows:

–

Corporates, consisting of all exposures that do not fit into any of the other exposure segments listed below. This segment includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies, funds, exchanges and clearing houses (including central counterparties).

–

Sovereigns (central governments and central banks as defined under Swiss and EU regulations), consisting of exposures relating to sovereign states and their central banks, the BIS, the International Monetary Fund, the EU (including the European Central Bank) and eligible multilateral development banks.

–

Banks (as defined under Swiss and EU regulations), consisting of exposures to legal entities holding a banking license. This segment also includes securities firms subject to supervisory and regulatory arrangements, including risk-based capital requirements, which are comparable to those applied to banks according to the framework. The BIS regulation also includes in this segment exposures to public sector entities with tax-raising power or entities whose liabilities are fully guaranteed by a public entity.

–

Residential mortgages (claims secured on residential real estate as defined under Swiss and EU regulations), consisting of residential mortgages, regardless of exposure size, if the obligor occupies or rents out the mortgaged property.

–	Lombard lending, consisting of loans made against the pledge of eligible marketable securities or cash.
–	Other retail, consisting of exposures to small businesses, private clients and other retail customers without mortgage financing.

CHF million	Advanced IRB approach	Standardized approach	Total 30.6.13	Total 31.12.12 (Basel 2.5)
Total regulatory gross credit exposure	475,323	176,912	652,235	584,963

Less: regulatory credit risk offsets and adjustments	(10,314)	(7,462)	(17,776)	(18,458)

Total regulatory net credit exposure	465,009	169,449	634,459

Total 31.12.12 (Basel 2.5)	428,513	137,992		566,505

Breakdown of the regulatory net credit exposure by exposure segment

Corporates	132,929	37,467	170,395	154,433

Sovereigns	38,770	119,663	158,433	142,150

Banks	70,511	6,054	76,565	54,580

Retail

Residential mortgages	127,350	4,006	131,357	128,676

Lombard lending	93,496		93,496	82,271

Other retail	1,953	2,259	4,212	4,396

Total regulatory net credit exposure	465,009	169,449	634,459

Total 31.12.12 (Basel 2.5)	428,513	137,992		566,505

Table 8: Regulatory gross credit exposure covered by guarantees and credit derivatives

This table provides a breakdown of exposures covered by guarantees as well as those covered by credit derivatives, according to BIS-defined exposure segments.

The amounts in the table reflect the values used for determining regulatory capital to the extent collateral is eligible under the BIS framework.

CHF million	Exposure covered by guarantees[1]	Exposure covered by credit derivatives
Exposure segment

Corporates	3,841	15,613

Sovereigns	29	42

Banks	367	21

Retail

Residential mortgages	10

Lombard lending	472

Other retail	44

Total 30.6.13	4,762	15,676

Total 31.12.12 (Basel 2.5)	6,813	16,331

1  Includes guarantees and stand-by letters of credit provided by third parties, mainly banks.

Advanced internal ratings-based approach

Table 9: Advanced IRB approach: Regulatory net credit exposure by internal UBS ratings

This table provides a breakdown of the regulatory net credit exposure (including loan commitments) for which we apply the advanced internal ratings-based approach, by internal rating class. The change of the distribution of the residential mortgage exposure across internal UBS rating categories compared with our Annual Report 2012 is due to a model enhancement implemented in the first half of 2013.

	Internal UBS rating
CHF million, except where indicated	Investment grade			Sub-investment grade		Defaulted[1]	30.6.13		31.12.12 (Basel 2.5)
Internal UBS rating	0/1	2/3	4/5	6–8	9–13		Total regulatory net credit exposure	of which: loan com- mitments	Total regulatory net credit exposure	of which: loan com- mitments
Regulatory net credit exposure-weighted average probability of default	0.010%	0.054%	0.254%	1.027%	4.585%		0.487%		0.470%

Regulatory net credit exposure

Corporates	10,230	46,995	29,391	33,539	11,434	1,339	132,929	12,508	132,829	13,069

Sovereigns	32,687	4,492	1,527	30	9	25	38,770	699	37,796	122

Banks	1,173	59,380	7,903	1,520	487	48	70,511	12,361	48,506	12,057

Retail

Residential mortgages	22,636	26,765	33,322	33,223	10,957	447	127,350	1,034	125,051	273

Lombard lending		79,356	8,832	3,954	1,354	1	93,496	311	82,271	300

Other retail	12	140	25	179	1,588	9	1,953	2	2,060	2

Total 30.6.13	66,737	217,128	81,000	72,444	25,830	1,870	465,009

of which: loan commitments	644	17,505	2,870	3,099	2,781	16		26,915

Total 31.12.12 (Basel 2.5)	41,251	167,672	140,420	60,752	16,732	1,686			428,513

of which: loan commitments	104	17,370	3,304	2,356	2,674	15				25,824

1  Values of defaulted derivative contracts (CHF 569 million; 31 December 2012: CHF 716 million) are based on replacement values including “add-ons” used in the calculation of regulatory capital.

Table 10: Advanced IRB approach: Regulatory net exposure-weighted average loss given default by internal UBS ratings

This table provides a breakdown of the net exposure-weighted average loss given default (LGD) by internal ratings for those credit exposures for which we apply the advanced internal ratings-based approach.

	Internal UBS rating
in %	Investment grade			Sub-investment grade		Total regulatory net credit exposure- weighted average LGD
Internal UBS rating	0/1	2/3	4/5	6–8	9–13	30.6.13	31.12.12 (Basel 2.5)

Regulatory net credit exposure-weighted average LGD

Corporates	23	25	30	23	21	25	26

Sovereigns	30	42	65	39	14	33	30

Banks	32	33	33	29	36	33	29

Retail

Residential mortgages	10	10	11	11	10	10	14

Lombard lending		20	20	20	20	20	20

Other retail	6	19	10	32	42	38	37

Average 30.6.13	22	24	22	17	18	22

Average 31.12.12 (Basel 2.5)	26	24	19	21	23		22

Table 11: Advanced IRB approach: Regulatory net exposure-weighted average risk weight by internal UBS ratings

This table provides a breakdown of the net exposure-weighted average risk weight by internal ratings for those credit exposures for which we apply the advanced internal ratings-based approach.

	Internal UBS rating
in %	Investment grade			Sub-investment grade		Total regulatory net credit exposure- weighted average risk weight
Internal UBS rating	0/1	2/3	4/5	6–8	9–13	30.6.13	31.12.12 (Basel 2.5)

Regulatory net credit exposure-weighted average risk weight

Corporates	5	10	32	45	66	29	31

Sovereigns	1	16	44	80	59	4	8

Banks	7	18	32	60	145	21	17

Retail

Residential mortgages	1	2	7	18	38	11	10

Lombard lending		3	10	18	29	5	5

Other retail	1	2	6	39	40	37	34

Average 30.6.13	2	9	19	31	52	16

Average 31.12.12 (Basel 2.5)	2	8	17	32	64		16

Standardized approach

The standardized approach is generally applied where it is not possible to use the advanced internal ratings-based approach and/or where an exemption from the advanced internal ratings-based approach has been granted by FINMA. The standardized approach requires banks to use risk assessments prepared by external credit assessment institutions (ECAI) or export credit agencies to determine the risk weightings applied to rated counterparties. We use FINMA-recognized ECAI risk assessments to determine the risk weightings for certain counterparties in the following classes of exposure:

–	central governments and central banks
–	regional governments and local authorities
–	multilateral development banks
–	institutions
–	corporates (including central counterparties)

We use three FINMA-recognized ECAI for this purpose: Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website.

Table 12: Regulatory gross and net credit exposure by risk weight under the standardized approach

This table provides a breakdown of the regulatory gross and net credit exposure by risk weight according to BIS-defined exposure segments for those credit exposures for which we apply the standardized approach.

CHF million	Total exposure					Total exposure
Risk weight	0%	>0–35%	36–75%	76–100%	150%	30.6.13	31.12.12 (Basel 2.5)

Regulatory gross credit exposure

Corporates	930	20,203	870	22,253	245	44,500	25,730

Sovereigns[1]	119,260	8	204	178	14	119,663	104,354

Banks		3,768	2,268	4	17	6,057	6,078

Retail

Residential mortgages		3,859	149	423		4,431	4,606

Lombard lending

Other retail			2,259		1	2,260	2,337

Total 30.6.13	120,190	27,838	5,750	22,856	277	176,912

Total 31.12.12 (Basel 2.5)	104,104	12,558	6,601	19,576	265		143,104

Regulatory net credit exposure[2]

Corporates	930	20,108	861	15,337	230	37,467	21,604

Sovereigns[1]	119,260	8	204	178	14	119,663	104,354

Banks		3,765	2,268	4	17	6,054	6,073

Retail

Residential mortgages		3,847	149	10		4,006	3,625

Lombard lending

Other retail			2,258		1	2,259	2,336

Total 30.6.13	120,190	27,728	5,740	15,529	263	169,449

Total 31.12.12 (Basel 2.5)	104,104	12,540	6,601	14,498	249		137,992

1  Includes high-quality liquid short-term securities issued by governments, government-controlled institutions and central banks.      2  For traded products, the regulatory gross credit exposure is equal to the regulatory net credit exposure.

Table 13: Eligible financial collateral recognized under the standardized approach

This table provides a breakdown of the financial collateral eligible for recognition in the regulatory capital calculation under the standardized approach, according to BIS-defined exposure segments.

CHF million	Regulatory net credit exposure under standardized approach		Eligible financial collateral recognized in capital calculation[1]
	30.6.13	31.12.12 (Basel 2.5)	30.6.13	31.12.12 (Basel 2.5)
Exposure segment

Corporates	37,467	21,604	12,398	6,223

Sovereigns[2]	119,663	104,354	48	26

Banks	6,054	6,073	788	1,412

Retail

Residential mortgages	4,006	3,625	424	981

Lombard lending

Other retail	2,259	2,336	47

Total	169,449	137,992	13,706	8,643

1  Reflects the impact of the application of regulatory haircuts. For traded products it is the difference between the IFRS-reported values and the regulatory net credit exposure.     2  Includes high-quality liquid short-term securities issued by governments, government-controlled institutions and central banks.

Impairment, default and credit loss

Table 14: Impaired assets by region

This table shows a breakdown of credit exposures related to impaired assets, as well as allowances and provisions for credit losses by region. Impaired asset exposures include loans, off-balance sheet claims, securities financing transactions and derivative transactions.

CHF million	Regulatory gross credit exposure	Impaired assets[1]	Specific allowances, provisions and credit valuation adjustments	Impaired assets net of specific allowances, provisions and credit valuation adjustments	Collective loan loss allowances for credit losses[2]	Total allowances, provisions and specific credit valuation adjustments 30.6.13[2]	Total allowances, provisions and specific credit valuation adjustments 31.12.12 (Basel 2.5)[2]
Asia Pacific	56,830	58	(51)	7	0	(51)	(58)

Latin America	7,920	41	(35)	6	0	(35)	(43)

Middle East and Africa	7,334	66	(36)	30	0	(36)	(35)

North America	211,647	622	(201)	421	(2)	(203)	(348)

Switzerland	207,828	784	(432)	352	(58)	(490)	(539)

Rest of Europe	160,677	363	(204)	159	0	(204)	(209)

Total 30.6.13	652,235	1,934	(960)	975	(60)	(1,020)[3]

Total 31.12.12 (Basel 2.5)	584,963	2,467	(1,117)	1,349	(114)		(1,232)

1  Values of defaulted derivative contracts (CHF 569 million; 31 December 2012: CHF 716 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.    2  This table does not include collective credit valuation adjustments of CHF 614 million (31 December 2012: CHF 736 million). They are partially reflected in the tier 2 capital calculation.    3   Does not include an impairment charge of CHF 87 million related to certain disputed receivables.

Table 15: Impaired assets by exposure segment

This table provides a breakdown of credit exposures arising from impaired assets as well as allowances and provisions for credit losses in accordance with BIS-defined exposure segments.

CHF million	Regulatory gross credit exposure	Impaired assets[1]	Specific allowances, provisions and credit valuation adjustments	Collective loan loss allowances for credit losses[2]	Total allowances, provisions and specific credit valuation adjustments 30.6.13[2]	Write-offs for the period	Total allowances, provisions and specific credit valuation adjustments 31.12.12 (Basel 2.5)[2]
Corporates	178,575	1,558	(732)		(732)	(39)	(937)

Sovereigns	158,433	14	(10)		(10)	(1)	(10)

Banks	85,308	68	(80)		(80)		(26)

Retail

Residential mortgages	131,781	160	(52)		(52)		(51)

Lombard lending	93,924	61	(44)		(44)		(49)

Other retail	4,213	72	(42)		(42)	(13)	(45)

Not allocated segment[3]				(60)	(60)		(113)

Total 30.6.13	652,235	1,934	(960)	(60)	(1,020)[4]	(52)[5]

Total 31.12.12 (Basel 2.5)	584,963	2,467	(1,117)	(114)		(162)[5]	(1,232)

1  Values of defaulted derivative contracts (CHF 569 million; 31 December 2012: CHF 716 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.    2  This table does not include collective credit valuation adjustments of CHF 614 million (31 December 2012: CHF 736 million). They are partially reflected in the tier 2 capital calculation.    3   Collective loan loss allowances are not allocated to individual counterparties and thus also not to exposure segments.    4  Does not include an impairment charge of CHF 87 million related to certain disputed receivables.    5   Does not include CHF 20 million securitization-related write-offs (31 December 2012: CHF 152 million).

Table 16: Changes in allowances, provisions and specific credit valuation adjustments

This table provides a breakdown of movements in the specific and collective allowances and provisions for credit losses for impaired assets,

including changes in the credit valuation adjustments for defaulted derivatives.

CHF million	Specific allowances and provisions for banking products and securities financing		Specific credit valuation adjustments for derivatives	Total specific allowances, provisions and credit valuation adjustments	Collective loan loss allowances for credit losses[1]	For the six-month period ended 30.6.13		For the year ended 31.12.12 (Basel 2.5)
Opening balance as of 1.1.13	680	[3]	439	1,119	114	1,233	Opening balance as of 1.1.12	2,395

Write-offs / usage of provisions	(72)		0	(72)	(0)	(73)		(313)

Recoveries (on written-off positions)	21		0	21	0	21		63

Increase / (decrease) in allowances, provisions and specific credit valuation adjustments[2]	72		(153)	(80)	(54)	(135)		(899)

Foreign currency translations and other adjustments			(27)	(27)	0	(27)		(12)

Transfers	0		0		0

Closing balance as of 30.6.13	700	[3]	260	960	60	1,020 [4]	Closing balance as of 31.12.12	1,233

1  This table does not include collective credit valuation adjustments of CHF 614 million (31 December 2012: CHF 736 million). They are partially reflected in the tier 2 capital calculation.    2   Total actual credit loss (credit loss expense and changes in specific credit valuation adjustments recognized in net trading income).    3  Includes CHF 2 million allowances for securities financing (31 December 2012: CHF 2 million).    4   Does not include an impairment charge of CHF 87 million related to certain disputed receivables.

Table 17: Total expected loss and actual credit loss

This table provides a breakdown of the credit loss / recovery amount (including credit valuation adjustments on derivatives) charged against our income statement in the first six months of 2013 according to BIS-

defined exposure segments. A comparison of our expected loss versus actual loss will be provided in our Annual Report 2013.

	Actual credit (loss) / recovery and credit valuation adjustments

CHF million	For the six-month period ended 30.6.13			For the year ended 31.12.12 (Basel 2.5)
	Actual credit (loss) /recovery	Specific credit valuation adjustments for defaulted derivatives	Total actual credit (loss) / recovery and credit valuation adjustments	Total actual credit (loss) / recovery and credit valuation adjustments
Corporates[1]	(58)	153	95	884

Sovereigns				0

Banks	7		7	(1)

Retail

Residential mortgages	(7)		(7)	15

Lombard lending	(11)		(11)	(12)

Other retail	(4)		(4)	(11)

Not allocated segment[2]	56		56	24

Total	(18)	153	135	899

1  Includes actual credit loss in Corporate Center – Non-core and Legacy Portfolio, which amounted to CHF 7 million (31 December 2012: CHF 112 million for Legacy Portfolio).    2   Includes changes in collective loan loss allowances and provisions.

Other credit risk information

Our credit derivatives trading is predominantly on a collateralized basis. This means that our mark-to-market exposures arising from derivatives activities with collateralized counterparties are typically closed out in full or reduced to nominal levels on a regular basis by the use of collateral.

Derivatives trading with counterparties with high credit ratings, for example a large bank or broker-dealer, is typically conducted under an International Swaps and Derivatives Association (ISDA) master netting agreement. Credit exposures to those counterparties from credit default swaps (CDS), together with exposures from other over-the-counter (OTC) derivatives, are netted and included in the calculation of the collateral that is required to be posted. Trading with lower-rated counterparties such as hedge funds would generally require an initial margin to be posted by the counterparty.

We receive collateral from or post collateral to our counter-parties based on our open net receivable or net payable from

OTC derivative activities. Under the terms of the ISDA master netting agreement and similar agreements, this collateral, which generally takes the form of cash or highly liquid debt securities, is available to cover any amounts due under those derivative transactions.

Settlement risk, including payment risk of CDS, has been mitigated to some extent by the development of a market-wide credit event auction process, which results in a wider use of cash settlement of CDS. We did not have any significant losses from failed settlements of CDS contracts in the first six months of 2013.

“Table 20: Credit derivatives by counterparty” on the next page provides further analysis of CDS counterparties based on the notional amount of CDS protection purchased and sold. The analysis shows that the vast majority of CDS counterparties were market professionals. Based on the same notional measure, approximately 98% of these counterparties were rated investment grade and approximately 99% of the CDS activity was traded on a collateralized basis.

Table 18: Credit exposure of derivative instruments

This table provides an overview of our credit exposures arising from derivatives. Exposures are provided based on the balance sheet carrying values of derivatives as well as regulatory net credit exposures. The net balance sheet credit exposure differs from the regulatory net credit exposures because of differences in valuation methods, netting and collateral deductions used for accounting and regulatory capital purposes. Net current credit exposure is derived from gross positive replacement values, whereas regulatory net credit exposure is calculated using our internal credit valuation models.

CHF million	30.6.13	31.12.12 (Basel 2.5)
Gross positive replacement values	331,750	418,029

Netting benefits recognized	(254,741)	(327,320)

Collateral held	(42,855)	(55,890)

Net current credit exposure	34,154	34,818

Regulatory net credit exposure (total counterparty credit risk)	65,822	53,576

of which: treated with internal models (effective expected positive exposure [EPE])	51,570	44,135

of which: treated with supervisory approaches (current exposure method)	14,252	9,441

Breakdown of the collateral held

Cash collateral	36,753	49,382

Securities collateral and debt instruments collateral (excluding equity)	5,933	6,236

Equity instruments collateral	71	101

Other collateral	98	171

Total collateral held	42,855	55,890

Table 19: Credit derivatives1, 2

This table provides an overview of the notional amount of credit derivatives,

including those used to manage risks within our banking and trading books.

	Regulatory banking book			Regulatory trading book			Total
Notional amounts, CHF million	Protection bought	Protection sold	Total	Protection bought	Protection sold	Total	30.6.13		31.12.12 (Basel 2.5)
Credit default swaps	9,462	93	9,556	845,167	820,382	1,665,549	1,675,105		2,142,248

Total return swaps				4,972	844	5,816	5,816		5,736

Total 30.6.13	9,462	93	9,556	850,139	821,226	1,671,366	1,680,921	[3]

Total 31.12.12 (Basel 2.5)	13,711	119	13,831	1,072,659	1,061,494	2,134,153			2,147,984	[3]

1  Notional amounts of credit derivatives are based on accounting definitions and do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective expected positive exposure (or exposure according to current exposure method) is taken.     2  Notional amounts are reported based on regulatory scope of consolidation and do not include options and warrants.     3  Does not include notionals for credit derivatives traded via a central counterparty of CHF 248.6 billion (31 December 2012: CHF 236.4 billion).

Table 20: Credit derivatives by counterparty1

	% of total notional		% of buy notional		% of sell notional
	30.6.13	31.12.12 (Basel 2.5)	30.6.13	31.12.12 (Basel 2.5)	30.6.13	31.12.12 (Basel 2.5)
Developed markets commercial banks	57	60	56	60	57	61

Broker-dealers, investment and merchant banks	25	24	24	23	25	24

Hedge funds	2	3	2	2	3	4

All other	16	13	18	15	15	11

1   Counterparty analysis based on notional CDS exposures sourced from credit risk systems.

Equity instruments in the banking book

The regulatory capital view for equity instruments in the banking book differs from the IFRS view primarily due to the following:

–

Differences in the basis of valuation, for example financial investments available-for-sale are subject to fair value accounting under IFRS but have to be treated under the “lower of cost or market” or “cost less impairment” concept for regulatory capital purposes.

–	The use of different frameworks to determine regulatory capital. Positions held in trading book, for example, are treated under market risk value-at-risk (VaR).
–	Differences in the scope of consolidation.
è	Refer to the “Scope of regulatory consolidation” section of this report for more information

Table 21: Equity instruments in the banking book

The table below shows the different equity instruments categories held in the banking book with their amounts as disclosed under IFRS, followed by the regulatory capital adjustment amount. This adjustment considers the abovementioned differences to IFRS resulting in the total regulatory equity instruments exposure under the

BIS framework, the corresponding RWA and the capital charge.

The table also shows net realized gains and losses and unrealized revaluation gains relating to equity instruments.

	Book value
CHF million	30.6.13	31.12.12 (Basel 2.5)
Equity instruments

Financial investments available-for-sale	673	725

Financial assets designated at fair value		25

Investments in associates	849	858

Total equity instruments under IFRS	1,522	1,608

Regulatory capital adjustment[1]	1,054	1,071

Total equity instruments under BIS	2,576	2,678

of which: to be risk-weighted

publicly traded	192	184

privately held[2,4]	1,360	1,198

not deducted in application of threshold, but risk-weighted with 250%	664	N/A

of which: deduction from common equity tier 1 capital[3]	359	1,297

RWA according to simple risk weight[5]	5,717	2,972

Capital requirement according to simple risk weight method	457	238

Total capital charge	817	1,535

Net realized gains / (losses) and unrealized gains from equity instruments

Net realized gains / (losses) from disposals	44	122

Unrealized revaluation gains	12	41

of which: included in tier 2 capital	5	18

1  Includes CHF 770 million investment fund units treated as debt investment under IFRS, CHF 370 million trading book positions not treated under VaR and other adjustments mainly due to differences in the scope of consolidation and in the basis of valuation.    2  Includes CHF 501 million exposure booked in trust entities that did not generate risk-weighted assets (CHF 584 million on 31 December 2012).    3  Under Basel III, goodwill of investments in associates is deducted from common equity tier 1 capital.    4   Includes equity investments in companies active in the banking and finance business where UBS owns less than 10% of the entity’s common equity. These investments are not deducted in application of the threshold treatment, but risk-weighted with 370% under Swiss SRB rules.    5  The risk-weighted assets of CHF 5.7 billion, as of 30 June 2013, are also disclosed in the “Equity instruments in the banking book” line of “Table 2: Detailed segmentation of BIS Basel III risk-weighted assets (phase-in).”

Market risk

Risk-weighted assets (RWA) attributable to market risk decreased to CHF 19.1 billion as of 30 June 2013 compared with CHF 27.2 billion as of 31 December 2012. The decrease of CHF 8.1 billion was mainly due to a decrease in regulatory value-at-risk (VaR) RWA of CHF 2.2 billion and a decrease in stressed VaR RWA of CHF 1.5 billion, both as a result of risk reductions, a decrease of CHF 2.4 billion arising from the expiration or sale of positions in our correlation books subject to the comprehensive risk measure and a decrease of CHF 1.9 billion in the incremental risk charge due to risk reductions. Market risk regulatory capital and risk-weighted assets are based on our VaR model and subject to regulatory determined multipliers.

The population of the portfolio within management and regulatory VaR is slightly different. Management VaR includes all positions subject to internal management VaR limits. The population within regulatory VaR meets minimum regulatory requirements for inclusion in regulatory VaR. Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may well occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.

The following VaR tables include the market risks arising from the incident related to the Facebook initial public offering in the second quarter 2012. This affected the maximum and average VaR of Equities and the Investment Bank as a whole.

è	Refer to the “Risk management and control” sections of our Annual Report 2012 for more information on market risk

Table 22: Group: Regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center

This table provides a breakdown of the Group’s regulatory VaR by business division and Corporate Center.

	For the six-month period ended 30.6.13						Basel 2.5 – for the year ended 31.12.12
CHF million, except where indicated	Min.		Max.		Average	30.6.13	Min.		Max.		Average	31.12.12
Wealth Management	0		0		0	0	0		0		0	0

Wealth Management Americas	10		16		13	14	14		25		18	17

Investment Bank[1]	36		117		61	59	58		769		131	61

Global Asset Management	0		1		1	1	0		1		0	0

Retail & Corporate	0		0		0	0	0		1		0	0

Corporate Center[1]	13		75		39	68	8		117		37	43

Diversification effect	–	[2]	–	[2]	(53)	(76)	–	[2]	–	[2]	(54)	(58)

Total regulatory VaR, Group	40		99		60	65	56		776		133	63

Diversification effect (%)					(47)	(54)					(29)	(48)

1  Numbers have not been restated to take into account the transfer of none-core positions from the Investment Bank to the Corporate Center for the period prior to this event.     2  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Table 23: Group: Regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data) by risk type

This table provides a breakdown of the Group’s regulatory VaR by risk type.

	For the six-month period ended 30.6.13						Basel 2.5 – for the year ended 31.12.12
CHF million, except where indicated	Min.		Max.		Average	30.6.13	Min.		Max.		Average	31.12.12
Equities	21		78		35	37	24		713		52	27

Interest rates	22		71		38	71	40		162		79	40

Credit spreads	75		131		98	95	99		296		186	104

Foreign exchange	14		110		44	28	21		149		51	38

Energy, metals and commodities	7		38		17	11	6		75		17	21

Diversification effect	–	[1]	–	[1]	(172)	(178)	–	[1]	–	[1]	(252)	(166)

Total regulatory VaR, Group	40		99		60	65	56		776		133	63

Diversification effect (%)					(74)	(73)					(65)	(72)

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Table 24: Group: Regulatory backtesting value-at-risk (1-day, 99% confidence, 5 years of historical data)1, 2

This table shows the Group’s minimum, maximum, average and period-end regulatory backtesting VaR.

	For the six-month period ended 30.6.13				Basel 2.5 – for the year ended 31.12.12
CHF million	Min.	Max.	Average	30.6.13	Min.	Max.	Average	31.12.12
Group	19	37	24	24	23	239	47	25

1  10-day 99% regulatory VaR and 1-day 99% regulatory VaR results are calculated separately from underlying positions and historical market moves. They cannot be inferred from each other.    2  Backtesting is based on 1-day 99% regulatory VaR.

Backtesting

Backtesting compares 1-day 99% level of confidence regulatory VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.

We did not have any Group backtesting exceptions in the first six months of 2013. We investigate all backtesting excep-

tions and any exceptional revenues on the profit side of the VaR distribution. In addition, all backtesting results are reported to senior business management, the Group Chief Risk Officer and the business divisions’ chief risk officers. Backtesting exceptions are also reported to internal and external auditors and to the relevant regulators. The chart “Group: development of back-testing value-at-risk” shows the six months development of 1-day 99% VaR of the Group up to 30 June 2013. The histogram “Investment Bank and Corporate Center daily revenue distribution” shows the daily revenues distribution for the Investment Bank and Corporate Center for the last six months up to 30 June 2013.

Chart 1: Group: development of backtesting value-at-risk[1] (1-day, 99% confidence, 5 years of historical data)	Chart 2: Investment Bank and Corporate Center daily revenue distribution¹

[1] Based on Basel III regulatory VaR, excludes CVA positions and their eligible hedges which are subject to the new standalone CVA charge.	[1] Some elements of these revenues, such as commissions and fees, revenues from intraday trading, and own credit are excluded for backtesting purposes.

Stressed value-at-risk

Stressed VaR is a 10-day 99% measure calibrated to a one-year period of significant financial stress relevant to the current port-

folio of the Group. Stressed VaR adopts broadly the same methodology as VaR with modifications as required to calibrate the model to a historical stress period.

Table 25: Group: Stressed value-at-risk (10-day, 99% confidence, 5 years of historical data) by business division and Corporate Center

This table provides a breakdown of the Group’s regulatory stressed VaR by business division and Corporate Center.

	For the six-month period ended 30.6.13						Basel 2.5 – for the year ended 31.12.12
CHF million, except where indicated	Min.		Max.		Average	30.6.13	Min.		Max.		Average	31.12.12
Wealth Management	0		0		0	0	0		1		0	0

Wealth Management Americas	13		21		18	20	18		31		24	23

Investment Bank[1]	48		231		102	83	100		1,111		184	118

Global Asset Management	0		2		1	2	0		1		1	1

Retail & Corporate	0		0		0	0	0		0		0	0

Corporate Center[1]	20		120		63	114	12		200		58	77

Diversification effect	–	[2]	–	[2]	(88)	(118)	–	[2]	–	[2]	(78)	(94)

Total stressed VaR, Group	63		178		97	100	105		1,127		189	125

Diversification effect (%)					(48)	(54)					(29)	(43)

1  Numbers have not been restated to take into account the transfer of none-core positions from the Investment Bank to the Corporate Center for the period prior to this event.    2  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Table 26: Group: Stressed value-at-risk (10-day, 99% confidence, 5 years of historical data) by risk type

This table provides a breakdown of the Group’s regulatory stressed VaR by risk type.

	For the six-month period ended 30.6.13				Basel 2.5 – for the year ended 31.12.12
CHF million	Min.	Max.	Average	30.6.13	Min.	Max.	Average	31.12.12
Equities	35	134	59	67	20	1,015	76	38

Interest rates	28	104	55	104	43	285	93	43

Credit spreads	107	235	165	148	159	528	326	163

Foreign exchange	17	210	69	35	28	222	83	61

Energy, metals and commodities	10	81	27	14	7	110	23	40

Diversification effect	1	1	(279)	(268)	1	1	(413)	(220)

Total stressed VaR, Group	63	178	97	100	105	1,127	189	125

Diversification effect (%)			(74)	(73)			(69)	(64)

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Incremental risk charge

The incremental risk charge (IRC) represents an estimate of the default and migration risk of unsecuritized credit products held in the trading book, measured over a one-year time horizon at a 99.9% confidence level. To capture the risk over a one-year period, the calculation of the measure assumes all positions in the IRC portfolio have a one-year liquidity horizon and are kept unchanged over this period.

The portfolio default and credit migrations loss distribution is estimated using a Monte Carlo simulation of correlated credit migration events (defaults and credit rating changes) for all issuers in the IRC portfolio, based on a Merton-type model. For each position, default losses are calculated based on the maximum default exposure measure (loss on a current position in case of an immediate default event and assuming zero recovery) and a random recovery concept. To account for the default basis risk, different recovery values may be generated for different instruments even if they belong to the same issuer. To calculate credit migration losses a linear (delta) approximation is used: a loss due to a migration event is calculated as the credit spread change multiplied by the corresponding sensitivity of a position to the credit spread changes.

Our IRC methodology and implementation is approved by FINMA, with ongoing methodology improvements also subject to regulatory approval.

Table 27: Group: Incremental risk charge by business division and Corporate Center

This table provides a breakdown of the Group’s regulatory incremental risk charge by business division and Corporate Center.

	For the six-month period ended 30.6.13						Basel 2.5 – for the year ended 31.12.12
CHF million	Min.		Max.		Average	30.6.13	Min.		Max.		Average	31.12.12
Wealth Management	0		2		0	0	0		2		0	0

Wealth Management Americas	8		15		11	12	5		32		13	10

Investment Bank[1]	128		314		221	240	109		1,074		706	109

Global Asset Management	0		0		0	0	0		0		0	0

Retail & Corporate	0		0		0	0	0		0		0	0

Corporate Center[1]	97		229		177	97	143		258		196	183

Diversification effect	–	[2]	–	[2]	(182)	(181)	–	[2]	–	[2]	(212)	(168)

Total incremental risk charge, Group	155		356		228	168	131		1,045		703	135

Diversification effect (%)					(44)	(52)					(23)	(56)

1  Numbers have not been restated to take into account the transfer of none-core positions from the Investment Bank to the Corporate Center for the period prior to this event.    2  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Comprehensive risk charge

Comprehensive risk measure (CRM) represents an estimate of the default and complex price risk including the convexity and cross convexity of the correlation trading portfolio across spread, correlation and recovery, measured over a one-year time horizon at a 99.9% confidence level. To capture the risk over a one-year period, the calculation of the measure assumes that all positions in the CRM portfolio have a one-year liquidity horizon and are kept unchanged over this time period.

The CRM loss distribution is estimated using Monte Carlo simulation of real-world defaults between the spot and the end of the one-year horizon date, and calculates resulting cash flows in the CRM portfolio. The portfolio is then revalued on the one-year horizon date, with inputs such as credit spreads and index basis being migrated from spot to horizon date. The 99.9% worst percentile is then taken from the resulting profit or loss distribution, to give the CRM model result.

Our CRM methodology and implementation is approved by FINMA, with ongoing methodology improvements also subject to regulatory approval. It is subject to qualitative minimum standards as well as stress testing requirements. The calculated CRM measure for regulatory capital purposes is subject to a floor calculation equal to 8% of the equivalent capital charge under the specific risk measure for the correlation trading portfolio.

Table 28: Group: Comprehensive risk charge

This table shows the Group’s minimum, maximum, average and period-end regulatory comprehensive risk charge.

	For the six-month period ended 30.6.13				Basel 2.5 – for the year ended 31.12.12
CHF million	Min.	Max.	Average	30.6.13	Min.	Max.	Average	31.12.12
Group	388	618	562	394	594	770	675	604

Securitization

This section provides details of traditional and synthetic securitization exposures in the banking and trading book based on the Basel III framework. Under this framework low rated and/or unrated securitization exposures are no longer deducted from eligible capital as used to be the case under Basel 2.5 but are instead risk-weighted with a 1,250% factor. This section also provides details of the regulatory capital requirement associated with these exposures.

In a traditional securitization, a pool of loans (or other debt obligations) is typically transferred to a special purpose entity that has been established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of loans. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained, but associated credit risk is transferred to a special purpose entity typically through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

We act in different roles in securitization transactions. As originator, we create or purchase financial assets, which are then securitized in traditional or synthetic securitization transactions, enabling us to transfer significant risk to third-party investors. As sponsor, we manage or advise securitization programs. In line with the Basel framework, sponsoring includes underwriting, that is, placing securities in the market. In all other cases, we act in the role of investor by taking securitization positions.

Basel III risk-weighted assets (RWA) attributable to securitization positions decreased to CHF 14.4 billion as of 30 June 2013 from CHF 18.1 billion as of 31 December 2012 based on our Basel III pro-forma RWA for securitizations. As of 30 June 2013 risk-weighted assets for securitizations in Non-core and Legacy Portfolio stood at CHF 13.9 billion. The reduction in RWA was mainly due to the sale of student loan auction rate securities and commercial mortgage-backed securities during the first half of 2013.

Objectives, roles and involvement

Securitization in the banking book

Securitization positions held in the banking book include legacy risk positions, a significant amount of which were a) reclassified under IFRS from Held for trading to Loans and receivables in the fourth quarter of 2008 and the first quarter of 2009, or b) classified as Loans and receivables when acquiring student loan auction rate securities from clients. As of 30 June 2013, this portfolio included mainly student loan auction rate securities and, to a lesser extent, collateralized debt obligations and collateralized loan obligations, some of which have credit default swap protection purchased from monoline insurers, as well as commercial mortgage-backed securities, residential mortgage-backed securities and reference-linked note programs. In addition, credit-risk hedging transactions in 2012 increased our position in synthetic securitizations of portfolios of counterparty credit risk in over-the-counter derivatives and loan exposures. These transactions are primarily used to reduce our credit risk by synthetically transferring counterparty risk. No such transactions took place during the first half of 2013.

In the first half of 2013, we acted in the roles of both originator and sponsor. As originator, we sold originated commercial mortgage loans into securitization programs. As sponsor, we managed or advised securitization programs and helped to place the securities in the market. Refer to “Table 29: Securitization activity for the period in the banking book” for an overview of our originating and sponsoring activities in the first half of 2013 and in full year 2012, respectively.

Securitization and re-securitization positions in the banking book are measured either at fair value or at amortized cost less impairment. The impairment assessment is generally based on the net present value of future cash flows expected from a certain instrument that are derived from the underlying pool of assets.

Securitization in the trading book

Securitizations (including correlation products) held in the trading book are part of the trading activities, which typically include market-making and client facilitation. During the first half of 2013 we were also involved in the placement of securitizations of assets originated by other institutions in the market, that is, we acted in the role of a sponsor. In certain cases we provided warehouse financing to collateralized loan obligation (CLO) managers. “Table 30: Securitization activity for the period in the trading book” provides an overview of our originating and sponsoring activities in the first half of 2013 and in full year 2012, respectively. Included in the trading book are positions in our correlation book and legacy positions in leveraged super senior tranches. In the trading book, securitization and re-securitization positions are measured at fair value reflecting market prices where available or are based on our internal pricing models.

Type of special purpose entities and affiliated entities involved in the securitization transactions

For the securitization of third-party exposures, the type of special purpose entity employed is selected as appropriate based on the type of transaction undertaken. Examples of this include limited liability corporations, common law trusts and depositor entities.

We manage or advise significant groups of affiliated entities that invest in exposures we have securitized or in special purpose entities we sponsor. Significant groups of affiliated entities include North Street, Brooklands / ELM, and East Street, which are involved in the US, European and Asia Pacific reference-linked note programs, respectively.

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Refer to the “Market risk” section of our Annual Report 2012 for more information on reference-linked notes and to “Note 1 a) 3) Special purpose entities” in the “Financial information” section of our Annual Report 2012

Managing and monitoring of the credit and market risk of securitization positions

The banking book securitization portfolio is subject to specific risk monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.

24

The trading book securitization positions are also subject to multiple risk limits in our Investment Bank, such as management VaR and stress limits as well as market value limits. As part of managing risks within the pre-defined risk limits, traders may utilize hedging and risk mitigation strategies. Hedging may however expose the firm to basis risks as the hedging instrument and the position being hedged may not always move in parallel. Such basis risks are managed within the overall limits. Any retained securitization from origination activities and any purchased securitization positions are governed by risk limits together with any other trading positions. Legacy trading book securitization exposure is subject to the same management VaR limit framework. Additionally, risk limits are used to control the unwind, novation and asset sales process on an ongoing basis.

Regulatory capital treatment of securitization structures

Except in the cases described below, in both the banking and trading book we generally apply the ratings-based approach to securitization positions using ratings, if available, from Standard & Poor’s, Moody’s and Fitch for all securitization and re-securitization exposures. If two of these rating agencies have issued a rating for a particular position, we would apply the lower credit rating of the two. If all three rating agencies have issued a rating for a particular position, we would apply the middle credit rating of the three. Under the ratings-based approach, the amount of capital required for securitization and re-securitization exposures in the banking book is capped at the level of the capital requirement that would have been assessed against the underlying assets had they not been securitized. This treatment has been applied in particular to the US and European reference-linked note programs. For the purposes of determining regulatory capital and the Pillar 3 disclosure for these positions, the underlying exposures are reported under the standardized approach, the advanced internal ratings-based approach or the securitization approach, depending on the category of the underlying security. If the underlying security is reported under the standardized approach or the advanced internal ratings-based approach, the related positions are excluded from the tables on the following pages.

The supervisory formula approach is applied to synthetic securitizations of portfolios of counterparty credit risk inherent in over-the-counter derivatives and loan exposures for which an external rating was not sought. The supervisory formula approach is also applied to leveraged super senior tranches.

In the trading book, the comprehensive risk measure is used for the correlation portfolio as defined by Basel III requirements. This measure broadly covers securitizations of liquid corporate underlying assets as well as associated hedges that are not necessarily securitizations, for example, single name credit default swaps and credit default swaps on indices.

We do not apply the concentration ratio approach or the internal assessment approach to securitization positions.

The counterparty risk of interest rate or foreign currency derivatives with securitization vehicles is treated under the advanced internal ratings-based approach and is therefore not part of this disclosure.

Accounting policies

Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of our Annual Report 2012 for information on our accounting policies that relate to our securitization activities, primarily “Note 1a) 3) Special purpose entities” and “Note 1a) 12) Securitization structures set up by UBS.”

We disclose our intention to securitize exposures as an originator if assets are designated for securitization and a tentative pricing date for a transaction is known as of the balance sheet date or if a pricing of a transaction has been fixed. Exposures intended to be securitized continue to be valued in the same way until such time as the securitization transaction takes place.

Presentation principles

It is our policy to present Pillar 3 disclosures for securitization transactions and balances in line with the capital adequacy treatments which were applied under Pillar 1 in the respective period presented.

We do not amend comparative prior period numbers for presentational changes triggered by new and revised information from third-party data providers, as long as the updated information does not impact the Pillar 1 treatments of prior periods.

Good practice guidelines

On 18 December 2008, the European Banking Federation, the Association for Financial Markets in Europe, the European Savings Banks Group and the European Association of Public Banks and Funding Agencies published the “Industry good practice guidelines on Pillar 3 disclosure requirement for securitization.” These guidelines were slightly revised in 2009 and 2010, and this report complies with that publication in all material respects.

Securitization in the banking and trading book

The following tables outline the exposures, that is, the transaction size at inception we securitized in the banking and trading book in the first half of 2013 and in full year 2012. The activity is further broken down by our role (originator/sponsor) and by type (traditional/synthetic).

Amounts disclosed under the “Traditional” column of these tables reflect the total outstanding notes at par value issued by the securitization vehicle at issuance. For synthetic securitization transactions, the amounts disclosed generally reflect the balance sheet carrying values of the securitized exposures at issuance.

For securitization transactions where we acted as originator, exposures are split into two parts, those in which we have retained securitization positions and/or continue to be involved on an ongoing basis (for example credit enhancement, implicit support), and those in which we have no retained securitization positions and / or have no further involvement.

Where we acted as both originator and sponsor to a securitization, originated assets are reported under “Originator,” and the total amount of the underlying assets securitized is reported under “Sponsor.” As a result, as of 30 June 2013 and 31 December 2012, amounts of CHF 1.7 billion and CHF 3.8 billion, respectively, were included in “Table 29: Securitization activity for the period in the banking book” under both “Originator” and “Sponsor.”

25

Table 29: Securitization activity for the period in the banking book

	Originator					Sponsor
	Traditional		Synthetic		Realized gains / (losses) on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages

Commercial mortgages		1,680			68	2,627

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 30.6.13	0	1,680	0	0	68	2,627	0

Residential mortgages

Commercial mortgages	3,768				166	7,189

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other			6,735

Total 31.12.12 (Basel 2.5)	3,768	0	6,735	0	166	7,189	0

Table 30: Securitization activity for the period in the trading book

	Originator					Sponsor[1]
	Traditional		Synthetic		Realized gains / (losses) on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 30.6.13	0	0	0	0	0	0	0

Residential mortgages

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations						1,033

Other

Total 31.12.12 (Basel 2.5)	0	0	0	0	0	1,033	0

1  In 2012, we adjusted the scope of this disclosure such that we do not include sponsor-only activity where we do not retain a position. In these cases we advised the originator or placed securities in the market for a fee, and did not otherwise impact our capital. On this basis we did not report any securitization activity in the first half of 2013 in this table.

Table 31: Outstanding securitized exposures

This table outlines exposures (that is, outstanding transaction size) in which we have originated and/or retained securitization positions at the balance sheet date in the banking or trading book and/or are otherwise involved on an ongoing basis (for example credit enhancement, implicit support).

Amounts disclosed under the “Traditional” column in this table reflect the total outstanding notes at par value issued by the securitization vehicle. For synthetic securitization transactions, we generally disclose the balance sheet carrying values of the exposures securitized or, for hybrid structures, the outstanding notes at par value issued by the securitization vehicle.

The table also includes securitization activities conducted in the first half of 2013 and in full year 2012 in which we retained / purchased positions. These can also be found in “Table 29: Securitization activity for the period in the banking book” and “Table 30: Securitization activity for the period in the trading book.” Where no positions were retained, the outstanding transaction size is only disclosed in the year of inception for originator transactions.

All values in this table are as of the balance sheet date.

	Banking Book				Trading Book[1]
	Originator		Sponsor		Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional[2]	Synthetic
Residential mortgages	1,174		1,620		821		3,054

Commercial mortgages	1,680		16,251				10,641

Credit card receivables

Leasing			692

Loans to corporates or small and medium-sized enterprises			785

Consumer loans

Student loans			9,930

Trade receivables

Re-securitizations	650	482	2,817		194	1,016

Other		8,520	2,276		903

Total 30.6.13	3,504	9,002	34,371	0	1,918	1,016	13,695	0

Residential mortgages	1,288		2,474		554		7,578

Commercial mortgages	3,768		14,772				17,989

Credit card receivables			0

Leasing			306

Loans to corporates or small and medium-sized enterprises			394

Consumer loans			0

Student loans			13,296				908

Trade receivables

Re-securitizations	840	782	3,489		1,779	976	2,604

Other		8,590	2,801				1,236

Total 31.12.12 (Basel 2.5)	5,896	9,372	37,532	0	2,333	976	30,315	0

1  As per FINMA Circular 2008/20 “Market risks-banks” only the higher of the net long or the net short securitization positions in the trading book are to be underpinned for regulatory capital purposes. The interim relief is granted until 31 December 2013. In line with our disclosure principles we disclose the UBS originated and sponsored deals only where the positions result in a RWA or capital deduction under Pillar 1.    2  In 2012, we adjusted the scope of this disclosure such that we do not include sponsor-only activity where we do not retain a position. In these cases we advised the originator or placed securities in the market for a fee, and did not otherwise impact our capital.

Table 32: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book

This table provides a breakdown of the outstanding impaired or past due exposures at the balance sheet date as well as losses recognized in our income statement for transactions in which we acted as originator or sponsor in the banking book. Losses are reported after taking into account the offsetting effects of any credit protection that is an eligible risk mitigation instrument under the Basel III framework for the retained or purchased positions.

Where we did not retain positions, impaired or past due information is only reported in the year of inception of a transaction. Where available, past due information was derived from investor reports. Past due is generally defined as delinquency above 60 days. Where investor reports do not provide this information, alternative methods have been applied, which may include an assessment of the fair value of the retained position or reference assets, or identification of any credit events.

	30.6.13				31.12.12 (Basel 2.5)
	Originator		Sponsor		Originator		Sponsor
CHF million	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement
Residential mortgages	757		318		791	0	468	0

Commercial mortgages			1,094	1		1	761	0

Credit card receivables

Leasing			1				0

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			507	1			787	8

Trade receivables

Re-securitizations	341	40			373	1		0

Other	63	39		1	67	67		1

Total	1,161	79	1,920	3	1,232	68	2,016	9

Table 33: Exposures intended to be securitized in the banking and trading book

This table provides the amount of exposures by exposure type we intend to securitize in the banking and trading book. We disclose our intention to securitize exposures as an originator if assets are designated for securitization and a tentative pricing date for a transaction is known at the balance sheet date or if a pricing of a transaction has been fixed.

	30.6.13		31.12.12 (Basel 2.5)
CHF million	Banking Book	Trading Book	Banking Book	Trading Book
Residential mortgages

Commercial mortgages	307		447

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total	307	0	447	0

Table 34: Securitization positions retained or purchased in the banking book

This table provides a breakdown of securitization positions we retained or purchased in the banking book, irrespective of our role in the securitization transaction. The value disclosed is the net exposure amount at default subject to risk-weighting at the balance sheet date.

	30.6.13		31.12.12 (Basel 2.5)
CHF million	On balance sheet	Off balance sheet	On balance sheet	Off balance sheet
Residential mortgages	609		600

Commercial mortgages	454		553

Credit card receivables

Leasing	55		47

Loans to corporates or small and medium-sized enterprises	330		240

Consumer loans	1		1

Student loans	2,525		3,892

Trade receivables

Re-securitizations	456	183	800	147

Other	9,163	58	9,334	33

Total[1]	13,592	241	15,466	180

1 The total exposure of CHF 13.8 billion as of 30 June 2013 is also disclosed in the “Securitization / Re-securitization banking book exposures” line of “Table 2: Detailed segmentation of BIS Basel III risk-weighted assets (phase-in).”

Table 35: Securitization positions retained or purchased in the trading book

This table provides a breakdown of securitization positions we purchased or retained in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitization transaction. Gross long and gross short amounts reflect the positions prior to the eligible offsetting of cash and derivative positions. Net long and net short amounts are the result of offsetting cash and derivative positions to the extent eligible under Basel III. The amounts disclosed are either the fair value or, in the case of derivative positions, the aggregate of the notional amount and the associated replacement value at the balance sheet date.

	Cash positions		Derivative positions		Total
CHF million	Gross long	Gross short	Gross long	Gross short	Net long[1]	Net short
Residential mortgages	112	3	1,268	1,433	147	161

Commercial mortgages	322		4,062	4,574	338	531

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations	45	1	104	72	29	9

Other	229	14	14	213	24

Total 30.6.13	708	18	5,448	6,292	538	701

Residential mortgages	49		1,066	1,175	141	125

Commercial mortgages	869	25	5,871	6,704	923	926

Credit card receivables	3				3

Leasing	7				7

Loans to corporates or small and medium-sized enterprises	1				1

Consumer loans

Student loans

Trade receivables

Re-securitizations	411	3	235	551	168	81

Other	15	1			14	1

Total 31.12.12[2] (Basel 2.5)	1,355	29	7,172	8,430	1,257	1,134

1  The net exposure at default of CHF 1.9 billion as of 30 June 2013 disclosed in “Table 2: Detailed segmentation of BIS Basel III risk-weighted assets (phase-in)” (line “Securitization / Re-securitization exposures”) comprises of the total net long position of CHF 0.5 billion (included in this table) and CHF 1.4 billion for leveraged super senior tranches.    2  Leveraged super senior tranches (subject to the securitization framework) are not included in this table, but disclosed in the “Table 40: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk.”

Table 36: Capital requirement for securitization / re-securitization positions retained or purchased in the banking book

The table provides the capital requirements for securitization and re-securitization positions we purchased or retained in the banking book, irrespective of our role in the securitization transaction, split by risk weight bands and regulatory capital approach. We disclose securitization and re-securitization positions which were previously deducted from capital under Basel 2.5 in the 1,250% risk-weighting band from 2013 onwards.

	30.6.13				31.12.12 (Basel 2.5)
	Ratings-based approach		Supervisory formula approach		Ratings-based approach		Supervisory formula approach
CHF million	Securitization	Re-securitization	Securitization	Re-securitization	Securitization	Re-securitization	Securitization	Re-securitization
over 0–20%	44		77		54		49

over 20–35%	7	0			7	5

over 35–50%	3	10			4	9

over 50–75%	13	0			17	1

over 75–100%	21	1			23

over 100–250%	59	3			44	23

over 250–1,249%	128	119			114	65

1,250%	409	14

Total[1]	684	148	77		263	103	49	0

1  Refer to “Table 2: Detailed segmentation of BIS Basel III risk-weighted assets (phase-in)”; on 30 June 2013, CHF 12 billion banking book securitization risk-weighted assets translate to a capital requirement of overall CHF 0.9 billion without applying a scaling factor of 1.06.

Securitization exposures to be deducted from BIS tier 1 capital

In the first half of 2013 and in full year 2012, we had no securitization positions or gains from credit-enhancing interest-only strips that were required to be deducted entirely from BIS tier 1 capital.

Securitization exposures subject to early amortization in the banking and trading book

In the first half of 2013 and in full year 2012, we had no securitization structures in the banking and trading book that are subject to early amortization treatment.

Table 37: Re-securitization positions retained or purchased in the banking book

The upper part of this table shows the total of re-securitization positions (cash as well as synthetic) held in the banking book, broken down into positions for which credit risk mitigation has been recognized and those for which no credit risk mitigation has been recognized. Credit risk mitigation includes protection bought by entering into credit derivatives with third-party protection sellers, as well as financial collateral received. Both bought credit protection and financial collateral must be eligible under Basel III regulations.

The lower part of this table shows the re-securitization positions which have an integrated insurance wrapper, split into positions with investment grade, sub-investment grade and defaulted insurance. The values disclosed in both tables are the net exposure amount at default at the balance sheet date.

CHF million	With credit risk mitigation	Without credit risk mitigation	Total
Total 30.6.13	0	639	639

Total 31.12.12 (Basel 2.5)	0	947	947

Re-securitization positions with integrated insurance wrapper broken down according to guarantor credit worthiness categories1

0–5	Investment grade

6–13	Sub-investment grade	3

14	Defaulted

Total 30.6.13		3

0–5	Investment grade

6–13	Sub-investment grade	22

14	Defaulted

Total 31.12.12 (Basel 2.5)		22

1  Internal UBS rating.

Table 38: Re-securitization positions retained or purchased in the trading book

The upper part of the table below outlines re-securitization positions retained or purchased subject to the securitization framework for specific market risk held in the trading book on a gross long and gross short basis, including synthetic long and short positions resulting from derivative transactions. It also includes positions on a net long and net short basis, that is, gross long and short positions after offsetting to the extent it is eligible under Basel III. The lower part of the table discloses the total re-securitization positions which have an integrated insurance wrapper, split by positions with investment grade, sub-investment grade and defaulted insurance. In the first half of 2013, none of the retained or purchased trading book re-securitization positions had an integrated insurance wrapper.

CHF million	Gross long	Gross short	Net long	Net short
Total 30.6.13	149	73	29	9

Total 31.12.12 (Basel 2.5)	646	554	168	81

Re-securitization positions with integrated insurance wrapper broken down according to guarantor credit worthiness categories1

CHF million
0–5	Investment grade

6–13	Sub-investment grade

14	Defaulted

Total 30.6.13		0	0	0	0

0–5	Investment grade	42	46	3	7

6–13	Sub-investment grade	2	0	2

14	Defaulted	25	18	10	3

Total 31.12.12 (Basel 2.5)		69	64	15	10

1  Internal UBS rating.

Table 39: Aggregated amount of securitized exposures subject to the market risk approach

This table provides a split of the total outstanding exposures we have securitized in the trading book in the role of originator and/or sponsor. Disclosure is made only where we have retained positions in the trading book. The amount disclosed is the notional amount of the outstanding notes issued by the securitization vehicle at the balance sheet date.

	Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	821		3,054

Commercial mortgages			10,641

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations	194	1,016

Other	903

Total 30.6.13[1]	1,918	1,016	13,695	0

Residential mortgages	554		7,578

Commercial mortgages			17,989

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			908

Trade receivables

Re-securitizations	1,779	976	2,604

Other			1,236

Total 31.12.12[1] (Basel 2.5)	2,333	976	30,315	0

1  As per FINMA Circular 2008/20 “Market risks-banks” only the higher of the net long or the net short securitization positions in the trading book are to be underpinned for regulatory capital purposes. The interim relief is granted until 31 December 2013. In line with our disclosure principles we disclose the UBS originated and sponsored deals only where the positions result in a RWA or capital deduction under Pillar 1.

Table 40: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk

This table outlines products in the correlation portfolio that we retained or purchased in the trading book, irrespective of our role in the securitization transaction. They are subject to either the comprehensive risk measure or the securitization framework for specific risk. Correlation products subject to the securitization framework are leveraged super senior positions.

The values disclosed are market values for cash positions, replacement values and notional values for derivative positions. Derivatives are split by positive replacement value and negative replacement value. The reduction in replacement values and notionals is a result of expiration or sales of positions in our correlation book.

	Cash positions		Derivative positions
	Assets	Liabilities	Assets		Liabilities
CHF million	Market value	Market value	Positive replacement value	Positive replacement value notionals	Negative replacement value	Negative replacement value notionals
30.6.13

Positions subject to comprehensive risk measure	97	626	2,227	53,147	2,464	41,325

Positions subject to securitization framework[1]			105	5,597	10	18,786

31.12.12 (Basel 2.5)

Positions subject to comprehensive risk measure	191	1,748	4,518	110,653	4,949	91,266

Positions subject to securitization framework[1]			152	12,316	52	20,810

1  Leveraged super senior tranches.

Table 41: Securitization positions and capital requirement for trading book positions subject to the securitization framework

This table outlines securitization positions we purchased or retained and the capital charge in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitization transaction, broken down by risk weight bands and regulatory capital approach. The amounts disclosed for securitization positions are market values at the balance sheet date after eligible netting under Basel III. We disclose securitization positions which were previously deducted from capital under Basel 2.5 in the 1,250% risk-weighting band from 2013 onwards.

	30.6.13						31.12.12 (Basel 2.5)

	Ratings-based approach			Supervisory formula approach			Ratings-based approach				Supervisory formula approach
CHF million	Net long	Net short	Capital requirement	Net long	Net short	Capital requirement	Net long	Net short		Capital requirement	Net long	Net short	Capital requirement
over 0–20%	306	701[1]	3				449	987	[1]	7

over 20–35%	10						293			7

over 35–50%	4						135			5

over 50–75%	34		2				38			2

over 75–100%	16		1				93			7

over 100–250%	9		2				20			4

over 250–1,249%	7		3				29			12

1,250%	152		152

Total[2]	538	701	164				1,057	987		45	0	0	0

1  As per FINMA Circular 2008/20 “Market risks-banks” only the higher of the net long or the net short securitization positions in the trading book are to be underpinned for regulatory capital purposes. The interim relief is granted until 31 December 2013. After the transition period both net long and net short positions require a capital charge. The amount disclosed under net short is for information only i.e. a 0% risk weight was applied.    2  Leveraged super senior tranches (subject to the securitization framework) are not included in this table, but disclosed in “Table 40: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk.”

Table 42: Capital requirement for securitization positions related to correlation products

This table outlines the capital requirement for securitization positions in the trading book for correlation products, including positions subject to comprehensive risk measure and positions related to leveraged super senior positions and certain re-securitized corporate credit exposures positions subject to the securitization framework. Our model does not distinguish between “default risk,” “migration risk” and “correlation risk.”

	30.6.13	31.12.12 (Basel 2.5)
CHF million	Capital requirement	Capital requirement
Positions subject to comprehensive risk measure	519	714

Positions subject to securitization framework[1]	23	86

1  Leveraged super senior tranches.

Composition of Capital

With the objective of mitigating the risk of inconsistent disclosure formats undermining market participants’ ability to compare capital adequacy of banks across jurisdictions, the Basel Committee on Banking Supervision and FINMA require banks to publish their capital positions according to common templates. The following tables provide the required information. In addition to the reconciliation provided in the following ta-

bles, an overview of the main features of our regulatory capital instruments as well as the full terms and conditions of those capital instruments are published in the “Bondholder information” section of our Investor Relations website.

è	Refer to the “Bondholder information” section under www.ubs.com/investors for the disclosures relating to capital instruments of UBS Group and UBS AG (Parent Bank)

Table 43: Reconciliation balance sheet

The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in “Table 44: Composition of capital.”

	According to the financial statement	According to the regulatory consolidation scope	References[1]
CHF million	30.6.13	30.6.13
Cash and balances with central banks	80,544	80,544

Due from banks	20,094	19,407

Cash collateral on securities borrowed	37,148	37,148

Reverse repurchase agreements	100,196	100,196

Trading portfolio assets	119,756	103,963

of which: assets pledged as collateral which may be sold or repledged by counterparties	35,296	35,296

Positive replacement values	331,750	331,763

of which: fair value of the call option to acquire SNB StabFund’s equity	2,535	2,535	12

Cash collateral receivables on derivatives instruments	31,638	31,638

Financial assets designated at fair value	11,068	11,068

Loans	291,379	291,504

Financial investments available-for-sale	64,290	64,226

Financial investments held to maturity

Consolidated participations		205

Accrued income and prepaid expenses	6,218	6,050

Investments in associates	849	849

of which: goodwill	359	359	4

Property and equipment	6,118	6,025

Goodwill and other intangible assets	6,647	6,647

of which: goodwill	6,115	6,115	4

of which: other intangible assets	532	532	5

Deferred tax assets	8,021	7,954

of which: deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	5,358	5,340	9

of which: deferred tax assets on temporary differences (net of related tax liability)	2,663	2,615

Other assets	13,355	13,267

of which: defined benefit pension fund assets	807	807	10

Total assets	1,129,071	1,112,455

Due to banks	17,953	17,901

Cash collateral on securities lent	8,332	8,332

Repurchase agreements	23,256	23,256

Trading portfolio liabilities	29,768	29,610

Negative replacement values	314,533	314,780

Cash collateral payables on derivatives instruments	59,245	59,245

Financial liabilities designated at fair value	75,402	75,417

Due to customers	377,757	377,837

Accrued expenses and deferred income	6,101	5,933

Debt issued	102,132	102,089

of which: amount eligible for low-trigger loss-absorbing tier 2 capital	4,998	4,998	7

of which: amount eligible for capital instruments subject to phase out from additional tier 1 capital	1,223	1,223	6

of which: amount eligible for capital instruments subject to phase out from tier 2 capital	5,008	5,008	8

Provisions	3,514	3,509

Other liabilities	62,005	45,535

of which: deferred tax liabilities on goodwill	29	29	4

of which: deferred tax liabilities on other intangible assets	14	14	5

of which: amount eligible for high-trigger loss-absorbing tier 2 capital (DCCP)[2]	189	189	7

Total liabilities	1,079,998	1,063,445

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 44: Composition of capital.”    2  Refer to the “Compensation” section of our Annual Report 2012 for more information on DCCP.

Table 43: Reconciliation balance sheet – continued

	According to the financial statement	According to the regulatory consolidation scope	References[1]
CHF million	30.6.13	30.6.13
Share capital	384	384	1

Share premium account	33,433	33,433	1

Treasury shares	(970)	(970)	3

Contracts on UBS shares with liability treatment	(57)	(57)	3

Retained earnings	22,975	22,792	2

Cumulative net income recognized directly in equity, net of tax	(8,692)	(8,572)	3

of which: cash flow hedge reserve	1,840	1,840	11

Equity attributable to UBS shareholders	47,073	47,010

Equity attributable to preferred noteholders and equity attributable to non-controlling interest	2,000	2,001

of which: capital instruments subject to phase out from additional tier 1 capital	1,963	1,963	6

Total equity	49,073	49,011

Total liabilities and equity	1,129,071	1,112,455

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 44: Composition of capital.”

Table 44: Composition of capital

The table below provides the “Composition of capital” as defined by the Basel Committee on Banking Supervision and FINMA. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in “Table 43: Reconciliation balance sheet.” Where relevant, the effect of phase-in arrangements is disclosed as well.

è

Refer to the “Basel III / ‘too-big-to-fail’ at a glance” section of our Annual Report 2012 and the “Capital management” sections of our first and second quarter 2013 reports for more information about phase-in arrangements.

		Numbers fully applied	Effect of the transition phase	References[1]
CHF million, except where indicated		30.6.13	30.6.13
1	Directly issued qualifying common share (and equivalent for non joint stock companies) capital plus related stock surplus	33,817		1

2	Retained earnings	22,792		2

3	Accumulated other comprehensive income (and other reserves)	(9,599)		3

4	Directly issued capital subject to phase out from CET1 (only applicable to non joint stock companies)

5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)

6	Common equity tier 1 capital before regulatory adjustments	47,010

7	Prudential valuation adjustments	(152)

8	Goodwill (net of related tax liability)	(6,445)	3,186	4.6

9	Intangibles other than mortgage servicing rights (net of related tax liability)	(518)		5

10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	(5,835)	5,835	9	[2]

11	Cash flow hedge reserve	(1,840)		11

12	Shortfall of provisions to expected losses	(117)

13	Securitization gain on sale

14	Gains and losses due to changes in own credit risk on fair valued liabilities	(100)

15	Defined benefit pension fund net assets	(807)	807	10

16	Investments in own shares (if not already netted off paid-in capital on reported balance sheet)	(830)

17	Reciprocal crossholdings in common equity

17a	Holdings with significant investments in the common stock

17b	Consolidated investments (CET1 instruments)

18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 43: Reconciliation balance sheet.”    2  The CHF 5,835 million deferred tax assets that rely on future profitability reported in line 10 differ from the CHF 5,340 million deferred tax assets shown in the line “Deferred tax assets” in table 43 because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains (CHF 456 million) and other temporary differences, which are adjusted out in line 11 and other lines of this table.

Table 44: Composition of capital – continued

		Numbers fully applied	Effect of the transition phase	References[1]
CHF million, except where indicated		30.6.13	30.6.13
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)

22	Amount exceeding the 15% threshold

23	of which: significant investments in the common stock of financials

24	of which: mortgage servicing rights

25	of which: deferred tax assets arising from temporary differences

26	Expected loss amount for equity exposures under the PD / LG approach and under the simple risk-weighting method	(17)

26a	National specific regulatory adjustments	(698)	2,753

26b	Other deduction	(2,833)		7,12

27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions

28	Total regulatory adjustments to common equity tier 1	(20,193)	12,581

29	Common Equity tier 1 capital (CET1)	26,817	12,581

30	Directly issued qualifying additional tier 1 instruments plus related stock surplus

31	of which: classified as equity under applicable accounting standards

32	of which: classified as liabilities under applicable accounting standards

33	Directly issued capital instruments subject to phase out from additional tier 1		3,186	6

34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group additional tier 1)

35	of which: instruments issued by subsidiaries subject to phase out

36	Additional tier 1 capital before regulatory adjustments		3,186

37	Investments in own additional tier 1 instruments

38	Reciprocal crossholdings in additional tier 1 instruments

38a	Holdings with a significant investment in common stock

38b	Holdings in companies which are to be consolidated (additional tier 1 instruments)

39	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)

41	National specific regulatory adjustments

42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions

	Tier 1 adjustments on impact of transitional arrangements

	of which: prudential valuation adjustment

	of which: own CET1 instruments

	of which: goodwill (net of related tax liabilities)		(3,186)	6

	of which: other intangible (net of related tax liabilities)

	of which: gains from the calculation of cash flow hedges

	of which: IRB shortfall of provisions to expected losses

	of which: gains on sales related to securitization transactions

	of which: gains / losses in connection with own credit risk

	of which: investments

	of which: expected loss amount for equity exposures under the PD / LG approach and under the simple risk-weighting method

	of which: mortgage servicing rights

42a	Excess of the adjustments which are allocated to the CET1 capital

43	Total regulatory adjustments to additional tier 1 capital		(3,186)

44	Additional tier 1 capital (AT1)	0

45	Tier 1 capital (T1 = CET1 +AT1)	26,817	12,581

46	Directly issued qualifying tier 2 instruments plus related stock surplus	5,389		7	[2]

47	Directly issued capital instruments subject to phase out from tier 2		5,008	8

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 43: Reconciliation balance sheet”.    2  The CHF 5,389 million reported in line 46 includes the following positions: CHF 4,998 million low-trigger loss-absorbing tier 2 capital recognized in the line “Debt issued” in table 43, CHF 189 million DCCP recognized in the line “Other liabilities” in table 43, CHF 299 million recognized as DCCP-related charge for regulatory capital purposes in line 26b of this table and a CHF 98 million deduction for the amortization of DCCP as required under the BIS framework.

Table 44: Composition of capital – continued

		Numbers fully applied	Effect of the transition phase	References[1]
CHF million, except where indicated		30.6.13	30.6.13
48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group tier 2)

49	of which: instruments issued by subsidiaries subject to phase out

50	Provisions

51	Tier 2 capital before regulatory adjustments	5,389	5,008

52	Investments in own tier 2 instruments

53	Reciprocal crossholdings in tier 2 instruments

53a	Investments with a significant influence (tier 2 instruments)

53b	Investments to be consolidated (tier 2 instruments)

54	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)

56	National specific regulatory adjustments	36

	Additional deductions on the impact of transitional arrangements (further half-half deduction)

56a	Excess of the adjustments which are allocated to the additional tier 1 capital

57	Total regulatory adjustments to tier 2 capital	36

58	Tier 2 capital (T2)	5,425	5,008

	of which: high-trigger loss-absorbing capital	391		7

	of which: low-trigger loss-absorbing capital	4,998		7

59	Total capital (TC = T1 +T2)	32,242	17,590

	Amount with risk weight pursuant the transitional arrangement (phase-in)		3,443

	of which: defined benefit pension fund assets		3,499

	of which: deferred tax assets on temporary differences		(55)

60	Total risk-weighted assets	239,182	3,443

	Capital ratios and buffers

61	Common equity tier 1 (as a percentage of risk-weighted assets)	11.2

62	Tier 1 (pos. 29 as a percentage of risk-weighted assets)	11.2

63	Total capital (pos. 45 as a percentage of risk-weighted assets)	13.5

64	Institution specific buffer requirement (minimum CET1 requirement plus capital conservation and countercyclical buffer requirements plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets)	3.5

65	of which: capital conservation buffer

66	of which: bank-specific countercyclical buffer requirement

67	of which: G-SIB buffer requirement	3.5

68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	7.7

68a	Additional tier 1 buffer requirements (in %)

68b	Additional tier 1, specific additional requirements

68c	Tier 1 excess (in %)	4.2

68d	Tier 2 buffer requirements (in %)	1.5

68e	Tier 2, specific additional requirements

68f	Regulatory capital / excess (in %)	5.0

	Amounts below the thresholds for deduction (before risk-weighting)

72	Non significant investments in the capital of other financials	1,886

73	Significant investments in the common stock of financials	688

74	Mortgage servicing rights (net of related tax liability)

75	Deferred tax assets arising from temporary differences (net of related tax liability)	2,594

	Applicable caps on the inclusion of provisions in tier 2

76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardized approach (prior to application of capital)

77	Capital on inclusion of provisions in tier 2 under standardized approach

78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of capital)

79	Capital for inclusion of provisions in tier 2 under internal ratings-based approach

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 43: Reconciliation balance sheet.”

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our operating environment and strategy; our financial and operating performance; risk, treasury and capital management; corporate governance, responsibility and compensation, including compensation to the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): the booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): the report discusses our compensation framework and provides information on compensation, including compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): the quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/ investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/ investors provides the following information on UBS: news releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/ newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/ investors for more information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title Executive Director

Date: August 30, 2013